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                         WINDSOR COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                FOR THE QUARTER ENDED DECEMBER 31, 1997



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7

   Construction Expenditure Budget                                8





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                         WINDSOR COAL COMPANY
                          STATEMENT OF INCOME
                FOR THE QUARTER ENDED DECEMBER 31, 1997
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $22,304

COST OF OPERATION                                           22,123

OPERATING INCOME                                               181

NONOPERATING INCOME                                             70

INCOME BEFORE INTEREST CHARGES                                 251

INTEREST CHARGES - to Parent Company                             4

INCOME BEFORE FEDERAL INCOME TAXES                             247

FEDERAL INCOME TAX CREDIT                                       (3)

NET INCOME                                                 $   250



                    STATEMENT OF RETAINED EARNINGS
                FOR THE QUARTER ENDED DECEMBER 31, 1997
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                              $  190

NET INCOME                                                     250

CASH DIVIDENDS DECLARED                                        362

BALANCE AT END OF PERIOD                                    $   78


The common stock of the Company is wholly owned by Ohio Power Company.


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                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                         December 31,
                                                             1997
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                   $61,333
  Construction Work in Progress                                  25
         Total Mining Plant                                  61,358
  Accumulated Depreciation and Amortization                  35,322

         NET MINING PLANT                                    26,036

CURRENT ASSETS:
  Cash and Cash Equivalents                                   8,460
  Accounts Receivable:
    General                                                     953
    Affiliated Companies                                      6,899
  Coal                                                          144
  Materials and Supplies                                      4,503
  Other                                                         244

         TOTAL CURRENT ASSETS                                21,203

REGULATORY ASSETS                                               527

DEFERRED INCOME TAXES                                         5,033

DEFERRED CHARGES                                                371

           TOTAL                                            $53,170



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                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)

                                                        December 31,
                                                            1997
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock  - Par Value $0.10:
    Authorized  - 5,000 Shares
    Outstanding - 4,064 Shares                             $  -
  Paid-in Capital                                            8,876
  Retained Earnings                                             78

         TOTAL SHAREHOLDER'S EQUITY                          8,954

LONG-TERM DEBT:
  Finance Obligations                                        7,141
  Advances from Parent Company                                 225

         TOTAL LONG-TERM DEBT                                7,366

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                           1,559
  Accrued Postretirement Benefits Other Than Pensions        8,292
  Operating Reserves                                        12,749

         TOTAL OTHER NONCURRENT LIABILITIES                 22,600

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                           570
  Accounts Payable:
    General                                                  3,237
    Affiliated Companies                                       857
  Accrued Vacation Pay                                       1,045
  Workers' Compensation Claims                               2,105
  Obligations Under Capital Leases                           1,395
  Other                                                        793

         TOTAL CURRENT LIABILITIES                          10,002

REGULATORY LIABILITIES                                       4,193

DEFERRED CREDITS                                                55

           TOTAL                                           $53,170



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                         WINDSOR COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                FOR THE QUARTER ENDED DECEMBER 31, 1997

   There were no significant changes with regard to the Company's operations and mining plant during the quarter.

   On October 30, 1997 the Company returned $2,000,000 to its parent out of capital and reduced the par value of its authorized common shares from $100 per share to $0.10 per share, thereby reducing its stated capital from $406,000 to $406. On January 29, 1998 the Company returned to its parent $5,000,000 out of paid-in capital (capital surplus). On February 27, 1998 the Company returned to its parent $3,876,000 out of paid-in capital (capital surplus). This completed the return of capital by the Company to its parent as authorized by HCAR No. 26573.




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                         WINDSOR COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                FOR THE QUARTER ENDED DECEMBER 31, 1997
                    (in thousands, except as noted)
                                                              October 1 through  October 31 through  October through
                                                              October 30, 1997   December 31, 1997    December 1997
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                        $    406              $  -
            Paid-in Capital                                       10,470                8,876
            Excess of Acquisition Cost Over Net Book Value           172                  172
                                                                  11,048                9,048
       B. Rate of Return Allowable per HCAR No. 26573:
            10.29% per annum, 2.5725% per quarter;
            prorated to October 1 through October 30, 1997
            period and October 31, 1997 through
            December 31, 1997 period                             .008389              .017336

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                  $     92              $   158            $    250
            2. Year-to-Date                                                                              $  1,160

       D. Net Income per Statement of Income                                                             $    250
            Add: Interest Charges                                                                               4
            Less: Nonoperating Income                                                                          70

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $    184
            2. Year-to-Date                                                                              $    951

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                                   $ 22,120

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                                184

       C. Cost Applicable to Current Quarter Coal Billings                                                 22,304
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                    3,432
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $ 18,872

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                171,947

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                          $109.76

(a)    As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statement of Income.
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                         WINDSOR COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                FOR THE QUARTER ENDED DECEMBER 31, 1997


                                                       (in thousands)

Direct Labor-UMW*                                          $   587
Indirect Labor-UMW*                                          1,341
Benefits-UMW*                                                1,939
Salaries and Benefits-Nonunion                               1,325
Operating Supplies                                           1,320
Repair Parts and Materials                                   3,103
Electricity and Other Utilities                                480
Outside Services-Maintenance, Haulage and Reclamation        1,501
Taxes Other Than Federal Income Taxes**                      1,214
Rental of Equipment                                            681
Depreciation, Depletion and Amortization                     1,027
Royalties                                                      566
Reclamation                                                    487
Mining Cost Normalization***                                 3,653
Other Production Costs                                       3,040

Subtotal                                                    22,264

Transfers of Production Costs (to)/from Coal Inventory        (141)

          Total                                            $22,123

  * United Mine Workers of America.
 ** Excludes  FICA, Federal Unemployment and  State Unemployment.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.


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                         WINDSOR COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                            December 31, 1997
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   634    $  -       $   634

Mining Structures and Equipment       49,431     29,115     20,316

Coal Interests (net of depletion)      1,227       -         1,227

Mine Development Costs                10,041      6,207      3,834

    Total Mining Plant
      in Service                     $61,333    $35,322    $26,011

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                         WINDSOR COAL COMPANY
                CONSTRUCTION EXPENDITURE BUDGET - 1998*


Description                                            Budgeted Amount
                                                        (in thousands)


Upgrade Coal Belt                                           $ 88

Subsidence                                                    65

Mine Plant Blanket                                            57

Pre-Planning Blanket                                          50

                                                            $260




































* This budget does not include any possible lease transactions.